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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Smith                         O.                           Bruton
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
c/o Sonic Automotive, Inc.
5401 E. Independence Blvd.
--------------------------------------------------------------------------------
                                   (Street)

        Charlotte                      NC                             28212
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol     Sonic Automotive, Inc.  (SAH)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year            6/01
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


           X  Director    X Officer             X  10% Owner       Other
          ___            ____                 ____              (specify below)
                        (give title below)
                        Chairman and CEO
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X__ Form filed by One Reporting Person
    ____  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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Class A Common Stock  6/18/01    J (1)          100,000          D        (1)             5,400                     D
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(1)  On June 18, 2001, Mr. Smith transferred 100,000 shares of Sonic's Class A
     Common Stock beneficially owned by Mr. Smith to Egan Group, LLC (a member of the "Smith Group" as defined in Sonic's Charter) in consideration for
     Egan Group, LLC transferring 100,000 shares of Sonic's Class B Commmon
     Stock beneficially owned by Egan Group, LLC to Mr. Smith. This transaction is being reported on Form 4 as a conversion exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) promulgated thereunder and related SEC guidance.


------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
  Class B Common Stock             (2)                 6/18/01              J (2)                      100,000
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock          immed.     N/A      Class A      100,000          (2)        11,052,500          (3)           (3)
                                                Common Stock
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(2) On June 18, 2001, Mr. Smith transferred 100,000 shares of Sonic's Class A Common Stock beneficially owned by Mr. Smith to Egan Group, LLC (a member of the "Smith Group" as defined in Sonic's Charter) in consideration for Egan Group, LLC transferring 100,000 shares of Sonic's Class B Common Stock beneficially owned by Egan Group, LLC to Mr. Smith. This transaction is being reported on Form 4 as a conversion exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) promulgated thereunder and related SEC guidance.

(3) Of the 11,052,500 shares of Sonic's Class B Common Stock shown as beneficially owned by Mr. Smith in the table above, 2,171,250 shares are held directly by Mr. Smith and 8,881,250 shares are held indirectly by Mr. Smith through Sonic Financial Corporation. Mr. Smith owns the substantial majority of stock of Sonic Financial Corporation.




           /s/ O. Bruton Smith               6/29/01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.